Exhibit 99.47

ABAXX TECHNOLOGIES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Abaxx Technologies Inc. (the “Corporation”) will be held at the head office of the Corporation located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and via teleconference, at 1:00 p.m. (Toronto time) on April 14, 2023, for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing the Corporation’s board of directors (the “Board”) to determine, in its sole discretion, a consolidation ratio within the range of one (1) of our post-consolidation shares for every two (2) to four (4) of the Corporation’s pre- consolidation shares of the same class (the “Consolidation Ratio”), and to effect, at such time as the Board deems appropriate, but in any event no later than one year after the Meeting, a share consolidation (also known as a reverse stock split) of Common Shares on the basis of such Consolidation Ratio (the “Share Consolidation”), subject to the Board’s authority to decide not to proceed with the Share Consolidation;

2.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Corporation’s restricted stock unit incentive plan, as amended (the “New RSU Plan”);

3.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming certain grants of restricted share units made under the New RSU Plan, as more particularly set out in the Circular; and

4.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

A “special resolution” is a resolution passed by not less than two-thirds (⅔) of the votes cast by Shareholders who voted in respect of that resolution at the Meeting.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is March 10, 2023 (the “Record Date”). Shareholders whose names have been entered in the register of shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

Voting

All Shareholders may attend the Meeting in person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be received by the Corporation’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”), by mail delivery at 702-67 Yonge Street, Toronto, ON, M5E 1J8 Attn: Proxy Department; by faxing both sides of the form of proxy to 1-800-517-4553; or online at https://login.odysseytrust.com/pxlogin. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received prior to 1:00 p.m. (Toronto time) on April 12, 2023. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

All shareholders regardless of geographic location will have an equal opportunity to participate and engage in the Meeting. Shareholders wishing to attend the Meeting are encouraged to do so by dialing into the teleconference. Shareholders cannot vote their common shares at the Meeting if attending via teleconference and must either vote prior to the Meeting or attend the Meeting in person in order to have their vote cast.

Date: April 14, 2023

Time: 1:00pm Eastern Time (US and Canada)

Dial-in Number: +1 416 764 8658

Toll Free – North America: +1 888 886 7786

Conference ID: 69101109

DATED this 13th day of March, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF ABAXX TECHNOLOGIES INC.

/s/ Joshua Crumb
Name:	Joshua Crumb
Title:	Chairman and Chief Executive Officer